POET Technologies Inc.

120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario

M4P 1E2, Canada

August 16, 2023

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Alex King

Re:	POET Technologies Inc.
Registration Statement on Form F-3
Filed August 9, 2023
File No. 333-273853

To Whom It May Concern:

In accordance with Rule 461 under the Securities Act of 1933, as amended, POET Technologies Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), may be declared effective on August 18, 2023, at 4:00 p.m., Eastern Time, or as soon as possible thereafter.

If you have any questions regarding the Registration Statement, please contact the undersigned at (415)686-2198 or tm@poet-technologies.com or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at (312)902-5493 or mark.wood@katten.com.

Very truly yours,

POET TECHNOLOGIES INC.

By:	/s/ Thomas R. Mika
Name:	Thomas R. Mika
Title:	Chief Financial Officer

CC:	Kevin Barnes, Vice President of Finance & Administration, Corporate Controller and Treasurer
Mark D. Wood, Katten Muchin Rosenman LLP
Alyse A. Sagalchik, Katten Muchin Rosenman LLP
Timothy J. Kirby, Katten Muchin Rosenman LLP